

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

May 12, 2009

Via Facsimile and U.S. Mail
Jay Tannon, Esq.
DLA Piper LLP
500 8th Street, NW
Washington, DC 20004

   Re: Cox Radio, Inc.
     Schedule 13E-3 filed May 11, 2009
     File No. 005-47385

Dear Mr. Tannon:

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Please revise to specifically state whether Cox Radio through its Special Committee as authorized by its board of directors has determined that the tender offer is fair to its unaffiliated security holders. Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

   As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions